For Immediate Release
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, MI 48858

FOR MORE INFORMATION, CONTACT:
Amber Zaske, Community Relations Specialist
Phone: 989-779-6309 Fax: 989-775-5501

Mt. Pleasant, Michigan - October 18, 2021 - Isabella Bank Corporation (the “Corporation”) (OTCQX: ISBA) announced today the final results of its modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $20,000,000 of shares of its common stock (the “Common Stock”) at a price per share not less than $23.00 and not greater than $27.00, which expired at 5:00 p.m., New York City time, on October 13, 2021.

Based on the final count by Broadridge Corporate Issuer Solutions, Inc., the depositary for the tender offer, a total of 396,576.78534 shares of common stock were properly tendered and not withdrawn at a price at or below $27.00 per share. Consequently, the Corporation has accepted for purchase 396,576.78534 shares of its common stock at a price of $27.00 per share.

The aggregate purchase price for the shares purchased in the Tender Offer is approximately $10,707,573.20, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 5.0% percent of the shares outstanding. The depositary will promptly pay for the shares accepted for purchase.

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Common Stock in the Tender Offer. The Tender Offer was made only pursuant to the Offer to Purchase and the related materials that the Corporation filed with the SEC, as amended or supplemented. Shareholders who have questions or would like additional information about the Tender Offer may contact Debra A. Campbell, Secretary, Isabella Bank Corporation at 989-779-6237.

About Isabella Bank Corporation

Isabella Bank Corporation (OTCQX: ISBA) is the parent holding company of Isabella Bank, a state chartered bank headquartered in Mt. Pleasant, Michigan. Isabella Bank was established in 1903 and has been committed to serving the local banking needs of its customers and communities for 118 years. The Bank offers personal and commercial lending and deposit products, as well as investment, trust and estate planning services through Isabella Wealth. The Bank has locations throughout seven Mid-Michigan counties: Clare, Gratiot, Isabella, Mecosta, Midland, Montcalm, and Saginaw.

For more information about Isabella Bank Corporation, visit the Invest in Us link at www.isabellabank.com. Isabella Bank Corporation common stock is quoted on the OTCQX tier of the OTC Markets Group, Inc.’s electronic quotation system (www.otcmarkets.com) under the symbol “ISBA.” The Corporation's market maker is Boenning & Scattergood, Inc. (www.boenninginc.com) and its investor relations firm is Renmark Financial Communications, Inc. (www.renmarkfinancial.com).

Forward-Looking Statements

This press release includes forward-looking statements. To the extent that the foregoing information refers to matters that may occur in the future, please be aware that such forward-looking statements may differ materially from actual results. Additional information concerning some of the factors that could cause materially different results is included in the sections entitled “Risk Factors” and “Forward Looking Statements” set forth in Isabella Bank Corporation’s filings with the Securities and Exchange Commission, which are available from the Securities and Exchange Commission’s Public Reference facilities and from its website at www.sec.gov.